Alida Gualtieri

General Counsel & Secretary

Direct: (514) 630-7060

Fax: (514) 630-7159

Email: agualtieri@draxis.com

August 6, 2007

CONFIDENTIAL CORRESPONDENCE

VIA EDGAR

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Re:	DRAXIS Health Inc.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 000-17434

Dear Mr. Rosenberg:

On behalf of DRAXIS Health Inc., a company incorporated under the laws of Canada (“DRAXIS”), we are responding to the Staff’s comment letter dated July 24, 2007 with respect to the Form 20-F for the Fiscal Year ended December 31, 2006 filed by DRAXIS.

For convenience of the Staff, the Staff’s comment is reproduced in its entirety in bold and is followed by the response of DRAXIS.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 52

Consolidated Results of Operations and Reconciliation of Non-GAAP Financial Measures, page 54

1.                                      We acknowedge your response to our June 29, 2007 comment letter.  However, we maintain that your presentation of EBITDA as an operating performance indicator appears to smooth earnings by eliminating recurring items, such as depreciation and amortization, from the most comparable U.S. GAAP performance measure.  We do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate.  Further, your response letter of January 14, 2005 indicates that you agreed to refrain from presenting EBITDA as a measure of operating performance in your future 1934 Act filings, the first of which would have been your Form 20-F for the year ended December 31, 2004.  As a result, we reiterate our request that you amend your Form 20-F for the fiscal year ended December 31, 2006 to remove all references to EBITDA as a consolidated measure of operating performance.

Further to your letter date July 24, 2007, we have reviewed the matter internally and reviewed our disclosures and will comply with your request. We anticipate filing an amended 20-F with removal of the term “EBITDA” and associated disclosures by August 15, 2007.

If you would like to discuss any of the above responses to the Staff comments, please communicate with Mr. Mark Oleksiw, Chief Financial Officer at (514) 630-7062 or the undersigned at (514) 630-7060.

Regards,

Draxis Health Inc.

/s/ Alida Gualtieri
Alida Gualtieri
General Counsel & Secretary

Cc: Mark Oleksiw, Chief Financial Officer